UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K     ☐ Form 20-F       ☐  Form 11-K        ☑  Form 10-Q     ☐   Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calypte Biomedical Corporation

Full Name of Registrant

Former Name if Applicable

16290 S.W. Upper Boones Ferry Road

Address of Principal Executive Office ( Street and Number)

Portland, OR 97224

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calypte Biomedical Corporation (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 on a timely basis.  The delay in making this filing is due to several factors.  Due to its limited financial resources and thin staffing, the Registrant is particularly vulnerable to unforeseen delays in the preparation of its financial statements and periodic reports.   In particular, the Registrant has often experienced delays in obtaining information from its Chinese subsidiaries necessary to complete its financial disclosures included in its periodic reports, as is occurring with respect to the most recent fiscal quarter.  In addition, because the Registrant has been late in filing its recent reports beginning with its Form 10-K for the year ended December 31, 2008, its finance staff have been required to devote their attention to completing those reports at a time when they would otherwise be preparing the disclosures for the next required periodic report; the Registrant’s previous Form 10-Q, which was due on August 31, 2009, was not filed until October 8, 2009.  Finally, the Registrant has received a comment letter from the Securities and Exchange Commission (the “Commission”) dated July 16, 2009 regarding the Registrant’s application of certain accounting policies to its treatment of long term assets and stock options in its audited consolidated financial statements for the fiscal year ended December 31, 2008; in preparing its response to the Commission’s comments, the Registrant has been required to divert resources from the preparation of its Form 10-Q.

As of this time, the Registrant expects to file its Form 10-Q in early to mid-December.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adel Karas	(503)	726-2227
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑  Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes    ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calypte Biomedical Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009	By:	/s/ Adel Karas
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).